UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 December 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N E W S R E L E A S E

19 December 2014

Financial Calendar 2015

2014 Results	Thursday, February 26, 2015
Interim Management Statement	Wednesday, May 6, 2015
AGM	Thursday, May 7, 2015

2015 Interim Results	Thursday, August 27, 2015
Interim Management Statement	Thursday, November 19, 2015

CRHplc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Date: 19 December 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director